SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                   --------------------------------------

                             AMENDMENT NO. 1 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                  ---------------------------------------

                               MYR GROUP INC.
                         (NAME OF SUBJECT COMPANY)

                                 GPU, INC.
                           GPX ACQUISITION CORP.
                                 (BIDDERS)

                       COMMON STOCK, $0.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                 554053108
                       (CUSIP NUMBER OF COMMON STOCK)

                                T. G. HOWSON
                        VICE PRESIDENT AND TREASURER
                                 GPU, INC.
                             300 MADISON AVENUE
                     MORRISTOWN, NEW JERSEY 07962-1911
                               (973) 455-8200
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATION ON BEHALF OF BIDDERS)

                              WITH A COPY TO:
                          PAUL M. REINSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1930
                               (212) 859-8000

                              WITH A COPY TO:
                         DOUGLAS E. DAVIDSON, ESQ.
                      BERLACK, ISRAELS & LIBERMAN LLP
                            120 WEST 45TH STREET
                          NEW YORK, NEW YORK 10036
                               (212) 704-0100

          This Amendment No. 1 filed on February 23, 2000 to the Schedule 14D-1 filed on December 29, 1999, relates to a tender offer by GPX Acquisition Corp., a Delaware corporation ("Offeror"), a direct wholly owned subsidiary of GPU, Inc., a Pennsylvania corporation ("Parent"), to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of MYR Group Inc., a Delaware corporation, at a purchase price of $30.10 per share of Common Stock, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 1999 and in the related Letter of Transmittal.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended to add the following exhibit:

          (a)(11) - Form of Press Release, as issued by Parent and Offeror on February 23, 2000.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 23, 2000

                                      GPU, INC.


                                      By:  /s/ Ira Jolles
                                          --------------------------------
                                      Name:   Ira Jolles
                                      Title:  Senior Vice President and
                                              General Counsel




                                      GPX ACQUISITION CORP.


                                      By:  /s/ Dave Brauer
                                          --------------------------------
                                      Name:  Dave Brauer
                                      Title: Vice President

                                      EXHIBIT INDEX



  EXHIBIT                                      DESCRIPTION NO.
 ----------             ------------------------------------------------------

  (a)(11)       --      Form of Press Release, as issued by Parent and Offeror
                        on February 23, 2000.